Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Lithium Americas Corp. (“Lithium Americas” or the “Company”)
300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5

ITEM 2.	Date of Material Change

November 30, 2020

ITEM 3.	News Release

A news release with respect to the contents of this report was issued on November 30, 2020 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

ITEM 4.	Summary of Material Change

On November 30, 2020, the Company announced the completion of its at-the-market (“ATM”) equity program that commenced on October 20, 2020. The Company issued a total of 9,266,587 common shares for approximate gross proceeds of US$100 million.

ITEM 5.	Full Description of Material Change

The Company has completed all sales under its previously announced ATM program as of November 30, 2020. A total of 9,266,587 common shares were issued for approximate gross proceeds of US$100 million.

Net proceeds from the ATM program will be used for working capital and general corporate purposes.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein
Chief Financial Officer
300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
1 (778) 656-5811

ITEM 9.	Date of Report

December 1, 2020

Cautionary Note Regarding Forward-Looking Statements

This report contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this report include the Company’s expected use of net proceeds raised under the ATM program.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. Forward-looking information also involve risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.